Brian A. Pearlman (954) 713-7615 bapearlman@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF
INTERNATIONAL

LAWYERS NETWORK

February 23, 2007

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Emerging Growth Companies

450 5th Street, N.W.

Washington, DC 20549

Attention: John Krug and Amy Bruckner

Re:

XenaCare Holdings, Inc.

Registration Statement on Form SB-2

Files December 22, 2006

File No. 333-139595

Dear Sir and Madam:

On behalf of XenaCare Holdings, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated January 18, 2007. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

FORM S-1

General

COMMENT 1.

Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

There are no graphic, visual or photographic information contained in the prospectus.

COMMENT 2.

Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Securities and Exchange Commission

February 23, 2007

The Company acknowledges Comment 2 and has made appropriate changes in accordance with the staff comments.

COMMENT 3.

To the extent practicable, the discussion in the prospectus should be updated to the most recent date practicable.

The prospectus has been updated to the most recent date practicable.

COMMENT 4.

Please refer to Item 310(g)(2) of Regulation S-B and file an amended registration statement on Form SB-2 to include audited financial statements and related information as of and for the year ended December 31, 2006. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

The amended registration statement includes audited financial statements and related information as of and for the year ended December 31, 2006. In addition, an updated signed consent report from the Company’s registered public accounting firm is included as an exhibit.

Explanatory note

COMMENT 5.

The note indicates the selling shareholders will use a separate prospectus, however the cover page of the prospectus indicates a combined prospectus will be used. Please advise or revise.

The explanatory note has been revised to eliminate reference to a separate prospectus.

Cover Page

COMMENT 6.

Please revise to include a specific date for the termination of the offering.

The prospectus cover page has been revised to include a specific date for the termination of the offering.

COMMENT 7.

Please expand the discussion to clarify that the offering price for the primary and secondary offering of the shares covered by the prospectus will remain $5 per share throughout the offering period. In the alternative, you may want to consider including a statement to the effect that the selling shareholders will sell at a price of $x.xx per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

The prospectus cover has been revised to clarify that the offering price for the primary and secondary offering of the shares will remain at $5 per share throughout the primary offering period. The prospectus cover has also been revised to indicate that after the primary offering, the subsequent resale by the selling shareholders will be made at prevailing market prices or privately negotiated prices. Furthermore the prospectus cover has been revised to

Securities and Exchange Commission

February 23, 2007

indicate that no resale by the selling shareholders under the prospectus will be made during the primary offering period.

Prospectus Summary, page 1

COMMENT 8.

Please expand the discussion to briefly indicate that you have never been profitable.

The prospectus summary has been revised to indicate that the Company has never been profitable.

COMMENT 9.

Please expand the discussion to define the terms “turn-key” and “physicians’ healthcare offices.”

The prospectus summary has been revised to eliminate the terms “turn-key” and “physicians’ healthcare offices”.

COMMENT 10.

Please revise your discussion to briefly explain why you changed the focus of your business and whether and the extent to which you anticipate continuation of the business activities of the XenaCare Clinical division. This should be discussed in greater detail in the “Business” section.

The prospectus summary has been revised to briefly explain why the Company expanded the focus of its business and the extent that the Company intends to continue the business activities of the XenaCare Clinical division. Such discussion has also been provided in the “Business” section.

Public Market

COMMENT 11.

Please clarify whether you intend to seek a trading listing or registration with an exchange or the over the counter market.

The summary has been revised to indicate that the Company intends to seek quotation on the Over-the-Counter Bulletin Board.

Summary Financial and Statistical Data

Results of Operations Date, page 3

COMMENT 12.

Please revise the summary statement of operations data presented for the nine months ended September 30, 2006 to reflect that you incurred a net loss, rather than net income. Please also revise the “header” for the summary balance sheet data to reflect “balance sheet data.”

The header for the summary balance sheet has been revised to reflect “balance sheet data”. As the Company has provided updated financial information, there is no longer a

Securities and Exchange Commission

February 23, 2007

summary statement of operations data for the nine months period ended September 30, 2006. However, the year-end periods provided reflect that the Company incurred a net loss.

Risk Factors, page 5

“We have a history of losses….” page 5

COMMENT 13.

Please expand the discussion to quantify the amount of losses as of the end of the latest fiscal periods, the last fiscal year end, and cumulatively.

The risk factor has been expanded to quantify the amount of losses as of the end of the latest fiscal periods, the last fiscal year ended and cumulatively.

“Our shares of common stock are not traded….” page 5

COMMENT 14.

Please expand the discussion to briefly indicate how investors may be able to sell their shares in the absence of a public market or quotation for their shares.

The text has been expanded to briefly discuss how investors may be able to sell their shares in the absence of a public market or quotation for their shares.

“Our common stock is covered by SEC ‘penny stock’ rules….page 5

COMMENT 15.

Please expand the discussions to define the term “penny stock.”

The risk factor has been expanded to define the term “penny stock.”

“Because there is a disparity in the price paid…..” page 5

COMMENT 16. Please expand the discussion to also state that shareholders will contribute _% of the total amount to fund the registrant but will only own _% of the outstanding shares.

The risk factor has been expanded to state the percentage of funds that the shareholders will contribute to the Company in relation to the percentage of the Company’s outstanding shares they will own upon completion of the offering.

COMMENT 17.

You state that if you raise gross proceeds of $250,000, the net tangible book value per common share will be $0.04 or 1.0% and if you raise gross proceeds of $150,000, the net tangible book value per common share will be $0.04 or 1.0%. Please explain why the net tangible book value per common share does not change as more shares are sold.

The risk factor has been revised to reconcile the net tangible book value per common share in relationship to the number of shares sold.

Securities and Exchange Commission

February 23, 2007

“Our offering price has been arbitrarily determined….” page 6

COMMENT 18.

Please revise the subheading to the extent it refers to dilution since this risk has already been described in the last risk factor on page 5.

The header of the risk factor has been revised to eliminate reference to dilution.

“We do not anticipate paying dividends,” page 6

COMMENT 19.

Please expand the discussion to explain why the fact you are not paying dividends makes this offering speculative or risky.

The risk factor related to dividends has been eliminated.

“The use of proceeds in this offering is not specific and management has broad discretion to allocate such proceeds,” page 6

COMMENT 20.

We note your statement that you intend to allocate funds to development. However, the “Use of Proceeds” discussion on page 14 does not indicate that you intend to allocate funds to development. If you do not intend to allocate funds to the development of new products, delete the reference to “development” from this discussion. If you do intend to use some of the proceeds for development activities, please revise the use of proceeds to indicate the amount of funds you expect to allocate to development activities, identify the product candidates you expect to be developing and disclose how far along in the development process you expect to proceeds using the proceeds from this offering. Additionally, revise the “Business” section to describe your planned development activities.

The risk factor has been revised to eliminate reference to allocation of funds to development.

“We rely on limited intellectual property protection….,” page 7

COMMENT 21.

Please expand the discussion to clarify the extent to which you already have trademark protection or registration for any of your products and the extent to which you may have applied for such protection.

The risk factor has been revised to clarify that the Company has no trademark protection or trademark registration for any of its products.

“If our products are alleged to be harmful….,”page 8

“Like other retailers, distributors and manufacturers of products that are ingested ….,” page 8

“In the event that anyone alleges….,” page 8

Securities and Exchange Commission

February 23, 2007

“Due to the nature of our business….,” page 8

“Our business may be adversely affected by unfavorable publicity….,” page 9

COMMENT 22.

These factors appear to describe substantially the same risk, i.e. risks as a result of adverse publicity associated with illness or other adverse effects from use of your products. To the extent practicable, please revise to combine related risks into one risk factor.

The risk factor “If our products are alleged to be harmful….,” has been eliminated. The risk factor “Due to the nature of our business….” has also been eliminated. The remaining referenced risk factors have been merged with other risk factors.

COMMENT 23.

These risks could apply to any company in your industry or many other industries. Please expand the discussion to clarify how they may apply to you specifically and the extent to which you may have been affected by such risks in the past.

The remaining risk factors have been revised to clarify how they are applicable to the Company. Such risks have not materially affected the Company’s historical operations.

COMMENT 24.

Please disclose your insurance coverage limitations.

The Company’s insurance coverage limitations are referenced under the risk factor “If our insurance coverage is not sufficient to cover our risk exposure, we may be subject to losses.”

Risk factors - general

COMMENT 25.

Please consider whether the risk factor section should be expanded to include a discussion of risks pertaining to:

•

The extent you which you are dependent upon certain members of management or key employees;

•

In the absence of a minimum offering, all of the proceeds raised by the registrant may be utilized solely for offering expense and it is possible that none of the investors’ funds will be utilized to enhance registrant’s business or objectives;

•

Whether the concurrent offering of shares by the selling shareholders may impact the registrant’s own attempt to raise additional capital; and

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How the “overhang” of the shares to be sold by the selling stockholders may affect the development of a. market for your common stock and the price at which the common stock may trade, if ever.

Securities and Exchange Commission

February 23, 2007

The risk factor has been revised to add the risk factors suggested, except for the risk factor regarding the concurrent offering of the shares by selling shareholders. As disclosed in the revised prospectus, the selling shareholders do not have the ability to sell their shares during the primary offering period.

Management’s Discussion and Analysis of Financial condition and Results of Operations

Results of Operations, page 15

COMMENT 26.

Throughout the “Business” section of the document, beginning on page 16, you refer to having engaged in various development activities with respect to the formulation of your personal performance and lifestyle non-prescription pharmaceuticals (NPPs). You also disclose that part of the increase in your selling, general and administrative expense for the nine months ended September 30, 2006 relates to “the development of personal performance and lifestyle performance NPPs;” however, you do not separately discuss research and development expense in describing the changes in your operating results from period to period. Please tell us whether you have incurred research and development expense during the financial statement periods presented and revise your “Results of Operations” discussion accordingly.

As provided in the Notes to Consolidated Financial Statements, the Company does not incur any research and development expenses. The Company has eliminated all references to “development” of products.

COMMENT 27.

Please revise your disclosure to clarify how the increase in inventory of personal performance and lifestyle performance NPPs affected your cost of revenue. It does not appear that an increase in inventory would affect cost of revenue until the inventory is sold. Please also tell us and disclose what “other” revenue of $100,000 represents for the nine months ended September 30, 2005.

The text has been revised to eliminate the reference to an increase in inventory effecting costs of revenue. The text has been expanded to disclose what “other revenue” represents.

COMMENT 28.

Please revise your disclosure to clarify how you attribute an “increase in inventory” for the year ended December 31, 2005 to the year-over-year decrease in your total cost of revenues. Your explanation appears inconsistent with your December 31, 2005 balance sheet, which reflects a year-over-year decrease in inventory compared to December 31, 2004. In addition, it is generally unclear how a change in inventory without a corresponding sale would affect your cost of revenues.

Securities and Exchange Commission

February 23, 2007

The text has been revised to eliminate the reference to an increase in inventory effecting costs of revenue.

COMMENT 29.

Additionally, in all cases where you attribute a material change in financial statement amounts to more than one factor, please revise your disclosure to quantify the effect of each material factor on the related financial statement amount. For example, you attribute $1,326,911 of the increase in your selling, general and administrative expense from the period ended September 30, 2006 to several items, but do not separately quantify each despite the fact that the aggregate increase is material. We believe that Financial Reporting Codification Section 501.04 requires such quantification. Please also refer to Item 303(b)(v) of Regulation S-B and to the Commission’s guidance regarding management’s discussion and analysis of financial condition and results of operations (Release No. 33-8350).

Management’s discussion and analysis has been revised to disclose each material factor relating to the changes in the Company’s financial statements on the Company’s year-end results (December 31, 2005 as compared to December 31, 2006).

Business, page 17

COMMENT 30.

In multiple locations throughout your document you have described your development of your NPPs for personal performance and lifestyle performance products as a change in focus. Please revise to clarify what your plans are for the XenaCare SOC products. We note your statement on page 17 that you intend this business division will be restructured. As sales from these products currently account for substantially all of your revenue, your plans for this line of business and these products should be clearly explained.

The business section has been revised to clarify the Company’s intentions for the Company’s historical products. References to XenaCare SOC have been eliminated.

COMMENT 31.

We note that you currently describe the XenaCare Soc products, the Personal and Lifestyle Performance products and the Replenishment Systems products as NPPs. The use of the term “non-prescription pharmaceutical” may lead many readers to believe that these products are drugs that may be sold over the counter. Please revise the descriptions of your products to identify your products that are considered dietary supplements. If any of your products are considered to be drugs that are available over the counter, please identify them. Additionally, explain your use of the term “non-prescription pharmaceutical” and how the meaning of that term differs from the meaning of the term “over-the counter drug” or “over-the-counter pharmaceutical.”

Securities and Exchange Commission

February 23, 2007

The term “non-prescription pharmaceuticals” has been eliminated from the prospectus. Products are now defined as nutrition supplements.

XenaCare SOC, page 17

COMMENT 32.

Please expand the discussion to describe the specific relationship with the physicians, the nature of any agreements between the parties, and how you obtain your site of care locations. Your disclosure seems to imply that you acquire and operate physician offices, please clarify.

The Company does not acquire or operate doctors’ offices. The text has been updated to clarify the Company’s current relationships with doctors’ offices.

COMMENT 33.

If a contract, or form of contract, exists with respect to these relationships, tell us why these contract(s) have not been filed as an exhibit.

The form of agreement for the engagement of nurses has been filed as an exhibit to the amended registration statement. This agreement will be updated in the future to address that all nurse employees shall work out of the Company’s executive office or other centrally located facility. There is no contractual arrangement between the Company and doctors.

COMMENT 34.

You have stated that you provide a nurse at the site of care and that you currently operate in 22 physician offices. We also note your disclosure on page 21 that a significant portion of your labor force is engaged on an out-sourced basis. Do you depend on agreements with third parties to provide nursing personnel? If you do, please describe the material terms of these agreements and if any of these agreements are material on an individual basis, file them as exhibits to the registration statement. Please also consider whether risk factor disclosure is appropriate.

The material terms of the current relationships with nursing personnel is summarized in the amended text and as referenced above. A form of agreement is filed as an exhibit.

COMMENT 35.

You state you anticipate the SOC division will be restructured. Please expand the discussion to indicate how you intend to restructure the division and the effect of the restructuring on your financial condition and results of operations.

The text has been revised to discuss why the Company expanded the focus of its business. References to the “restructuring” have been eliminated.

COMMENT 36.

Substantially all of your revenues have been generated from sales of XenaCor, XenaTri and XenaZyme, please revise your discussion to describe each of these products. We note your statement that these products “address key multi-factors in disease processes, such as atherosclerosis and diabetes.” Please explain what you mean when

Securities and Exchange Commission

February 23, 2007

you say that it means when you say that they “address” these factors and explain the difference between addressing these factors and treating these diseases.

The discussions have been revised to describe XenaCor, XenaTri and XenaZyme Plus. The Company does not diagnose nor treat diseases. The Company’s products are only formulated to support and maintain an individual’s health and well being.

Personal Performance Products, page 18

Replenishment Systems, page 18

COMMENT 37.

You have stated in several places throughout your document that you refocused your business to development, marketing and sales of personal performance and lifestyle performance products. Additionally, the change in focus and development of these products is stated as the reason for the increased expenses since mid 2005. Please provide a discussion of your activities relating to this change in focus.

The discussion under “replenishment systems” has been revised to discuss the activities associated with the Company’s change of focus.

COMMENT 38.

With respect to your personal performance products, please expand the discussion to describe the nature and extent of FDA regulation and approval, if any.

The Touch ‘n’ Tingle formulation is not subject to FDA regulation or approval.

COMMENT 39.

With respect to your replenishment systems, please clarify the relationship of these systems with the planned restructuring and your change of focus to the development of NPP formulations for personal performance and lifestyle performance products. In this regard, please explain the apparent redirection of your efforts away from a high revenue opportunity to focus on your performance products. We may have additional comments.

The discussion under replenishment systems has been revised to clarify the relationship of these systems with the refocus and expansion of the Company’s business. As disclosed under the “XenaCare Strategy”, the Company has refocused its efforts away from the placement of nurses within doctor’s offices due to the high cost of having nurses on staff at these locations.

COMMENT 40.

Please expand the discussion to indicate when Dr. Xenakis wrote “When Good Medicines do Bad Things to Healthy Bodies.” In addition, please indicate when you commenced the marketing of replenishment products in independent pharmacies in New York and Florida.

Securities and Exchange Commission

February 23, 2007

The discussion has been revised to indicate that Dr. Xenakis wrote his book in 2006 and that the Company commenced the marketing of the replenishment system products in late 2006.

Competition, page 19

COMMENT 41.

Please expand the discussion to identify your principle competitors in the area of personal performance and replenishment products.

The competition disclosure has been revised to identify the Company’s principal competitors in the area of personal performance. As the Company’s replenishment products are in their infancy, it has not identified its principal competitors. However, the Company anticipates that if its sales grow, it will identify competitors in this market.

Government Regulation, page 20

COMMENT 42.

Please describe the Stark laws and their impact on your XenaCare SOC division. Please consider providing a risk factor discussing the consequences if your compliance with the Stark laws is challenged. If you believe the Stark laws do not impact your business or risk factor discussion is not appropriate, please tell us the basis for your belief.

Stark laws do not impact the Company’s business because the Company does not deal with insurance companies or third party payment practices.

Management, page 22

COMMENT 43.

For purposes of consistency, please expand the discussion pertaining to Mr. Story to describe generally his employment during the period of 1981 to April 2006.

Mr. Story’s biography has been revised to generally describe his employment during the period between 1981 and April 2006.

COMMENT 44.

Please note that when you file an amendment responding to these comments, you will be required to comply with the executive compensation rules. Please see “Executive Compensation and Related Person Disclosure,” Release No. 333-8732A (August 29, 2006).

The compensation tables under the management section have been revised to comply with SEC Release No. 333-8732A.

Selling shareholders, page 27

COMMENT 45.

Please expand the discussion concerning the transfer of shares to Interactive Investment Group including when such transfer occurred, by whom, the consideration paid, and under what circumstances. Please describe the relationship, if any, between the registrant and

Securities and Exchange Commission

February 23, 2007

Interactive. In this regard, we note both companies are apparently located at the same address. We may have additional comments.

The selling shareholders’ discussion regarding the transfer of shares to Interactive Investment Group has been expanded. While the transferor and transferee are acquaintances, there is no affiliation between the former and current shareholder.

COMMENT 46.

If there were additional shareholders who participated in the July 2005 rights offering, please explain supplementally why the shares they received in connection with such rights offering have not been registered.

The shares included that are held by the selling shareholders are registered pursuant to an understanding between the Company and these shareholders. Other shareholders did not request that their shares be registered.

COMMENT 47.

Please expand the discussion to explain why these shares are the subject of a registration statement at this time as opposed to, for example, after completion of your initial public offering.

The prospectus has been revised to indicate that the shares held by the selling shareholders and primary offering shares are included under the same prospectus in an effort to reduce the expenses of registration.

Plan of Distribution, page 30

COMMENT 48.

Please expand the discussion to describe whether and how the concurrent offerings will be implemented and coordinated. For example, will both offerings occur at the same time, how will investors know whether they are purchasing shares from the registrant or selling shareholders, and will prospective investors have an opportunity to choose which shares they will purchase, i.e. shares the proceeds from which will flow to the registrant or shares the proceeds of which will not go towards the further development of registrant’s business?

The plan of distribution disclosure as been revised to indicate that selling shareholders will only be able to sell their shares under the prospectus after the closing of the primary offering.

Notes to Consolidated Financial Statements (Unaudited), page F-6

COMMENT 49.

Please tell us and disclose your accounting policy with respect to the 250,000 common shares issued in satisfaction of product development services not yet rendered as disclosed on page F-16. Tell us your GAAP basis for your accounting treatment. If your note receivable is from a related party, please clarify that fact in the notes to your unaudited financial statements.

Securities and Exchange Commission

February 23, 2007

During the audit of the financial statements and related information as of and for the year ended December 31, 2006, it was determined that services had been rendered in the fourth quarter of 2006 with regards to the 250,000 common shares issued in satisfaction of product marketing services not yet rendered, as disclosed in the unaudited financial statements for the nine month period ended September 30, 2006. FAS No. 123, “Accounting for Stock-based Compensation (as amended),” applies to transactions in which any entity issues its equity instruments to acquire goods or services from nonemployees. Those transactions must be based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The appropriate accounting treatment was recorded as of December 31, 2006 and the $500,000 transaction was recognized as an expense in selling, general and administrative within the consolidated statement of operations for the fair value of the services received.

Consolidated Statements of Changes in Shareholders’ Equity, page F-10

COMMENT 50.

Please tell us why the additional paid-in capital and share amounts do not correlate to your balance sheet as of December 31, 2005 on page F-2 or revise your financial statements accordingly.

The balance sheet for the year ended December 31, 2005 has been revised. The common stock of $20,727 has been revised to $20,814 and additional paid in capital of $2,006,959 has been revised to $2,006,872. Total capital contributed, common stock plus additional paid in capital, after the revisions, remains constant at $2,027,686.

Notes to Consolidated Financial Statements

Note 1.- Organization and Nature of Business, page F-12

COMMENT 51.

We refer to your disclosure throughout the filing whereby you state that XenaCare Holdings, Inc. is the “successor” to XenaCare LLC, which you appear to have effected during June/July 2005 via the issuance of 800,000 shares of your common stock at $2/share for the aggregate membership interests in XenaCare LLC. Please tell us what percentage ownership the XenaCare LLC membership interest holders had in XenaCare Holdings, Inc. upon the closing of that transaction. Tell us if there were other shareholders of XenaCare Holdings, Inc. prior to the transaction and, if so, tell us the number of shares they owned. Please tell us and disclose how you accounted for this transaction and your subsequent issuance of the 19,780,545 in restricted founders shares and why you present the financial statement information of XenaCare LLC for the periods preceding the incorporation of XenaCare Holdings, Inc. Reference the applicable authoritative accounting literature as necessary.

Shares issued to the founders and executive officers were issued prior to the exchange with XenaCare LLC. At the time of the exchange, 19,780,545 shares were outstanding.

Securities and Exchange Commission

February 23, 2007

As reconciled under Note 1 of the Consolidated Financial Statements, the 19,780,545 shares of common stock issued to founders of the Company were issued prior to the issuance of 800,000 shares of common stock to the XenaCare LLC members. Following the issuance of shares to the XenaCare LLC members, XenaCare LLC became a wholly owned subsidiary of the Company and its former members were issued approximately 3.9% of the Company’s common stock.

Note 2.- Summary of Significant Accounting Policies, page F-12

General

COMMENT 52.

Throughout the “Business” section of the document, you refer to having engaged in various development activities with respect to the formulation of your personal performance and lifestyle non-prescription pharmaceuticals (NPPs); however, you do not separately disclose research and development expense on your statements of operations for any of the financial statement periods presented in your filing. Please tell us whether you have incurred any such expenses to date and revise your statements of operations accordingly to distinguish research and development expense from selling general and administrative expense. Please also revise your disclosure herein to outline your accounting policy with respect to research and development expenses, including a description of the types of costs you incur. Refer to the provisions of SPAS No. 2.

The Company has not incurred any research and development expenses. The summary of significant accounting policies has been revised to include information regarding the Company’s policy on research and development costs. The Company has eliminated references to “development activities.”

Impairment of Long-Lived Assets, page F-13

COMMENT 53.

Please revise your disclosure to indicate whether you have adopted and how you have applied the provisions of SFAS No. 144, which superseded SFAS No. 121 for financial statements issued for fiscal years beginning after December 15, 2001. Refer to paragraph C1 of SFAS No. 144. Additionally, please revise your disclosure in Management’s Discussion and Analysis to indicate the circumstances surrounding management’s decision to impair the $46,189 in net software assets at December 31, 2005.

As the amended registration statement now includes the audited financial statements and related information as of and for the year ended December 31, 2006, the summary of significant accounting policies has been revised to include information regarding SFAS No. 144. Management’s Discussion and Analysis has been revised to discuss management’s decision to impair the $46,189 in net software assets as of December 31, 2005.

Securities and Exchange Commission

February 23, 2007

Revenue Recognition, page F-13

COMMENT 54.

Please expand your revenue recognition policy disclosure to clarify your consideration of the applicable authoritative literature under U.S. GAAP. For example, refer to SAB No. 104, Topic 13A.1. Tell us and disclose whether you accept product returns and clarify your accounting policy with expect to those returns pursuant to SFAS No. 48, as applicable. Please also clarify when you recognize revenue in your statements of operations, as it appears that you do not do so until you have received payment from the customer. Finally, please clarify under “Accounts Receivable, Processor Reserves and Concentrations of Credit Risk” on page F-12 that you receive payment at the time of each sales transaction.

As the amended registration statement now includes the audited financial statement and related information as of and for the year ended December 31, 2006, the summary of significant accounting policies has been revised to include information regarding SAB No. 104, SFAS No. 48 and clarification under “Accounts Receivable, Processor Reserves and Concentrations of Credit Risk” regarding the fact that the Company receives payment at the time of each sales transaction.

We note the Staff’s closing comments and have provided marked copies of the Amended Registration Statement. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

Sincerely,

Brian A. Pearlman

BAP/sm

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

XenaCare Holdings, Inc.

3275 W. Hillsboro Boulevard, Suite 300

Deerfield Beach, Florida 33442

February 23, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Emerging Growth Companies

450 5th Street, N.W.

Washington, DC 20549

Attention: John Krug and Amy Bruckner

Re:

Registration Statement Acknowledgment

Dear Staff:

The Company acknowledges that:

•

should the Commission or the Staff acting pursuant to delegated authority, declare the filing effective, it did not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accurately of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Frank Rizzo

President